Philips finalizes announced reduction of its stake in TPV Technology

March 9, 2010

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that the sale of 200 million shares in Hong Kong-based technology provider TPV Technology Ltd. (0903.HK) to CEIEC (H.K.) Ltd., as initially announced by Philips on January 29, 2010, has been finalized after buyers obtained applicable consents, authorizations and approvals from the relevant government authorities. The sale, which has a break-even impact on our results, provides Philips with net proceeds of approximately EUR 95 million in the first quarter of 2010.

As a result of this transaction, which is in line with Philips’ communicated strategy to dispose of its remaining non-core shareholdings, Philips now holds 63 million shares in TPV, which represents a stake in the company of just below 3%. Philips also holds options on shares of TPV through a convertible bond issued to Philips in September 2005, with a face value of USD 211 million, representing a potential ownership of approximately 310 million new TPV shares.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

The offer and sale of securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Act”), or under any other applicable securities laws.  They may not be sold, transferred, offered for sale, pledged, or hypothecated or otherwise disposed of unless registered under the Act or pursuant to an exemption from the registration requirements of the Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.